EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIOS

Florida Community Banks, Inc.
Computation of Ratio of Earnings (Loss) to Fixed Charges

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)

Pretax income (loss)	$(87,186)	$17,323	$37,760
Add fixed charges:
Interest on deposits	29,169	33,381	29,741
Interest on borrowings	4,001	5,009	4,624
Portion of rental expense representing interest expense	316	66	62
Total fixed charges	33,486	38,456	34,427

Income (loss) before fixed charges	$(53,700)	$55,779	$72,187

Pretax income (loss)	$(87,186)	$17,323	$37,760
Add fixed charges (excluding interest on deposits):
Interest on borrowings	4,001	5,009	4,624
Portion of rental expense representing interest expense	316	66	62
Total fixed charges	4,317	5,075	4,686

Income (loss) before fixed charges (excluding interest on deposits)	$(82,869)	$22,398	$42,446

Ratio of Earnings (Loss) to Fixed Charges
Including interest on deposits	(1.60)	1.45	2.10
Excluding interest on deposits	(19.20)	4.41	9.06